SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Manulife Private Credit Plus Fund

Address of Principal Business Office:

200 Berkeley Street

Boston, Massachusetts 02116

Telephone Number: 1-617-663-3000

Name and address of agent for service of process:

CHRISTOPHER SECHLER, ESQ.

200 Berkeley Street

Boston, Massachusetts 02116

With Copies of Notices and Communications to:

MARK P. GOSHKO, ESQ.

GEORGE J. ZORNADA, ESQ.

K&L Gates LLP

One Congress Street, Suite 2900

Boston, Massachusetts 02114-2053

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 25th of August 2023.

MANULIFE PRIVATE CREDIT PLUS FUND

/s/ Christopher L. Sechler, Esq.
Name:	Christopher L. Sechler, Esq.
Title:	Secretary and Chief Legal Officer

Attest:	/s/ Betsy Anne Seel
Name: Betsy Anne Seel
Title: Assistant Secretary